Exhibit 2.1

AMENDMENT TO STOCK PURCHASE AGREEMENT

This AMENDMENT TO STOCK PURCHASE AGREEMENT, dated June 13, 2014 (the “Amendment”), is made and entered into by and between Samm Solutions, Inc., a California corporation dba BTS Research (formerly dba Biotox Sciences) (“BTS” or “Buyer”) and Apricus Biosciences, Inc., a Nevada corporation with its principal address at 11975 El Camino Real, Suite 300 San Diego, CA 92130 (“Apricus Bio” or “Seller”).

RECITALS

WHEREAS, BTS and Apricus Bio entered into a Stock Purchase Agreement, dated as of June 30, 2011 (the “SPA”) pursuant to which Apricus Bio sold all of the issued and outstanding shares of its wholly-owned subsidiary BioQuant, Inc. (“BioQuant”) to Biotox in return for the consideration described therein;

WHEREAS, BTS and Apricus Bio desire to amend certain provisions of the SPA as described below;

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties agree as follows:

AGREEMENT

1. Additional Defined Terms. The following additional defined terms shall be added to Article 1 (Definitions) of the SPA:

“Acquisition Transaction” shall mean a sale or other sales transfer, directly and whether in one or a series of related transactions, of all or significantly all of the assets or securities (75% or more) of Buyer or any similar extraordinary corporate transaction regardless of the form or structure thereof.

“Transaction Value” means the total value of all consideration (including cash, securities or other property) paid or received or to be paid or received, directly, in connection with an Acquisition Transaction in respect of assets or outstanding securities on a fully diluted basis (treating any securities issuable upon the exercise of options, warrants or other convertible securities and any securities to be redeemed as outstanding, whether or not vested), plus the principal amount of any debt or other liabilities in excess of $600,000 outstanding as of the closing date of an Acquisition Transaction and assumed, refinanced or extinguished in connection with a Transaction. If any portion of Transaction Value is payable in the form of securities, the value of such securities, for purposes of calculating the Transaction Value, will be determined as set forth in the definitive agreement for the Acquisition Transaction or, if not so specified, will be based on the average closing price for such securities for the 10 trading days prior to the announcement of the Acquisition Transaction, or if securities do not have an existing public market, the value will the fair market value of such securities as mutually agreed upon in good faith by Buyer and Seller prior to the closing of the Acquisition Transaction.

2. Section 2.02 (b).  BTS and Apricus Bio agree as of the date hereof to amend and restate Section 2.02(b) of the SPA in its entirety and to replace it with the following :

“(b) (i) One-Time Payment. An additional one-time payment of $625,000 paid by Buyer to Seller on the date hereof by wire transfer to an account designated by Seller (“One-Time Payment”). Buyer shall thereinafter have to make no further payments to Seller of any type whatsoever pursuant to the SPA except the payments to potentially be made by Buyer to Seller as described below.

(ii) Change of Control Payment:

(A) Acquisition Transaction Payment. If Buyer engages in an Acquisition Transaction then Buyer shall make to Seller only the payments described below (the “Acquisition Transaction Payment”) and Buyer shall thereinafter have to make no further payments to Seller or have any other obligations to Seller of any type whatsoever pursuant to the SPA:

The Acquisition Transaction Payment shall be calculated according to the following:

Acquisition Transaction Value Percentage Paid by Buyer to Seller
--Under $3,000,000 No payment
--$3,000,000 or greater 10% of Transaction Value

Acquisition Transaction Payments shall be due and payable by Buyer to Seller within three (3) Business Days of the receipt of proceeds by Buyer.

The Acquisition Transaction Payment shall be capped at a total payment of $2 million. The Acquisition Transaction Payment shall only be payable by the Buyer to the Seller if a definitive agreement for the Acquisition Transaction is signed by June 30, 2019 and the Acquisition Transaction is closed no later than December 31, 2021. No consideration shall be paid to Seller with respect to an Acquisition Transaction that is completed after December 31, 2021.

(B) Initial Public Offering Payment. If Buyer does not complete an Acquisition Transaction and instead completes an initial public offering of any of its securities (an “IPO”) prior to June 30, 2019, then Buyer shall provide Seller for any IPO completed prior to June 30, 2019, with a cash amount equal to the lesser of (1) five percent (5%) of the cash gross proceeds received by Buyer from the IPO or (2) $2,000,000 (collectively, the “IPO Payment”). The IPO Payment shall be due and payable by Buyer to Seller within three (3) Business Days of the closing of the IPO.”

3. For as long as BTS makes the One-Time Payment (defined above) to Apricus Bio and otherwise has not materially breached any obligation under the SPA (as amended hereby) after the date hereof, Apricus Bio shall take no legal or other action whatsoever that it may have pursuant to the SPA to affect BTS’s ownership of the Shares or operation of the CRO business of the Company, each as defined in the SPA.

4. Absent any material breach of the SPA (as amended hereby) by BTS after the date hereof, Apricus Bio shall not interfere in any manner whatsoever with BTS’s attempt to sign and close an Acquisition Transaction or to enter into an IPO in any manner whatsoever.

5. Section 6.03(h). BTS and Apricus Bio agree as of the date hereof to amend and restate Section 6.03(h) of the SPA in its entirety and to replace it with the following:

“Buyer hereby grants a security interest in favor of Seller in all assets of Buyer (the “Seller General Security Interest”) subordinate only to that of Creative Commercial Funding, Inc. by entering into an Amended and Restated Security Agreement dated as of the date hereof. The Seller General Security Interest shall terminate upon the earlier to occur of (i) June 30, 2019, (ii) an Acquisition Transaction and (iii) the payment of at least $1,000,000 to Seller pursuant to an IPO.”

6. All other terms and conditions of the SPA shall remain in full force and effect.

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IN WITNESS WHEREOF, the Parties hereto have signed this Agreement on the date hereof.

SAMM SOLUTIONS, INC. DBA BTS RESEARCH By: _________________________________ Name: ________________________________ Title:__________________________________ APRICUS BIOSCIENCES, INC.

By:
Name:
Title:

[Amendment to Stock Purchase Agreement]